FLUOROPHARMA MEDICAL, INC.
500 Boylston Street, Suite 1600
Boston, MA 02116

September 30, 2011

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:              Pamela A. Long, Esq.
Edward M. Kelly, Esq.

Re:          FluoroPharma Medical, Inc.
Pre-effective Amendment No. 2 to Registration Statement on Form S-1
Filed September 8, 2011
File No. 333-175647

Dear Ms. Long:

       We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 26, 2011 (the “Comment Letter”) with respect to the above-referenced filings.

In order to facilitate your review, we have restated and responded to each of the Staff’s comments set forth in the Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Comment Letter. Page numbers refer to the marked copy of the Amended S-1.

Facing page

1.
Please note that each pre-effective amendment to the registration statement should be consecutively numbered.  Please ensure that you identify your amended registration statement as Amendment No. 3.  See Rule 470 of Regulation C.

Response:  We have revised the disclosure on the facing page to provide that this is the third amendment to the Form S-1.

Use of Proceeds, page 18

2.
Disclosure that the company will receive proceeds from any exercise or conversion of the warrants and series A preferred stock into and up to 4,802,571 shares of common stock is inconsistent with disclosure on the prospectus’ front cover page and page 2 that the company will receive proceeds from any exercise of the warrants into and up to 2,974,258 shares of common stock.  In addition, in the use of proceeds section, you suggest that you will receive proceeds from the conversion of series A preferred stock; however, the conversion terms of the series A preferred as set forth in your certificate of designation do not appear to require the payment of cash from which you would derive any proceeds.  Please reconcile the disclosures.

Response:  We have revised the disclosure on page 18 to remove the reference to proceeds received upon conversion of the Series A Preferred Stock. Also we have revised to show that the only proceeds we may receive is in connection with the exercise of the warrants into and up to 2,974,258 shares of common stock.

Selling Security Holders, page 19

3.	Although disclosure in footnotes (13) and (14) states that Mr. Matthew Balk is a selling stockholder, Mr. Balk’s name was removed from the table of selling stockholders. Please revise.

Response:  Mr. Balk is not a selling shareholder. Accordingly, we have revised the disclosure in footnotes (13) and (14) of the Selling Stockholders table as follows:

(13) Represents (a) 42,169 shares of Common Stock and (b) 14,759 shares of Common Stock issuable upon exercise of warrants.   David Balk is the son of Matthew Balk and Marilyn Balk and the brother of Daniel Balk, all both of whom are selling stockholders, and the son of Matthew Balk is, an affiliate of Burnham Hill Partners, LLC, who acted as a placement agent in the Private Placement.

(14) Represents (a) 42,169 shares of Common Stock and (b) 14,759 shares of Common Stock issuable upon exercise of warrants.   Daniel Balk is the son of Matthew Balk and Marilyn Balk and the brother of David Balk, all both of whom are selling stockholders, and the son of Matthew Balk is, an affiliate of Burnham Hill Partners, LLC, who acted as a placement agent in the Private Placement.

4.
The representation in response to prior comment 1 that MKM Opportunity Master Fund, Ltd. is the beneficial owner of 2,038,596 shares of common stock is inconsistent with disclosure in the table of selling stockholders that MKM Opportunity Master Fund, Ltd. is the beneficial owner of 2,320,380 shares of common stock.  Please advise.

Response:  Our response to prior comment 1 disclosed that MKM Opportunity Master Fund Ltd. (“MKM”) has ownership of  2,038,596 shares of the Company’s outstanding securities, but also provides the caveat that this figure does not include 281,784 shares of common stock underlying warrants owned by MKM.  The summation of the 2,038,596 shares and 281,784 shares underlying warrants is 2,320,380 shares of common stock, the amount listed in the selling stockholders table, which was footnoted to disclose that 281,784 are shares underlying warrants.

Corporate Overview, page 43

5.	We assume that the reference to “this Quarterly Report on Form 10-Q” instead of this prospectus in the last paragraph is inadvertent. Please revise.

Response:  We have revised the disclosure on page 43 to reference the prospectus.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

Thank you in advance for your prompt review and assistance. If you have any questions, please contact the undersigned or our counsel, Marcelle S. Balcombe at Sichenzia Ross Friedman Ference LLP, telephone (646)810-2184.

Very truly yours,

/s/ Johan M. (Thijs) Spoor
Johan M. (Thijs) Spoor
Chief Executive Officer